FOR IMMEDIATE RELEASE:	CONTACT:
Michael Sitrick
Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Steven G. Mihaylo and Vector Capital File Materials In Support of Their

Resolution to Initiate a Sale of the Company to the Highest Bidder

TEMPE, AZ – October 10, 2006 – Steven G. Mihaylo and Vector Capital Corporation today filed materials with the Securities and Exchange Commission which detail the major reasons why they believe Inter-Tel (Delaware), Incorporated (Nasdaq NM: INTL) stockholders should support the Mihaylo/Vector proposed Resolution urging that the Inter-Tel Board of Directors initiate a sale of the Company to the highest bidder.

Issues Mr. Mihaylo and Vector believe stockholders should consider include:

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The question: Where is the Company’s Plan to enhance stockholder value? The Company provides “lots of generic, qualitative points which amount in our view to a ‘Just Trust Us’ plan,” the materials say. They provide “no detailed financial guidance in our view for stockholders to evaluate vs. proposed $23.25 offer (or higher potential competing offer).”

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“We believe our Resolution calls for a fair sale process to maximize stockholder value.” The materials point out that this is “not a ‘fire sale’ [there is] plenty of time to demonstrate to buyers the ‘full value’ of INTL. [The] Company has stated that they have been ‘actively exploring strategic options’ since August 11, allowing for plenty of time including time allowed under the Resolution.” The materials ask, what has the Board been doing since Mr. Mihaylo’s first 13D filing on March 3?

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“We believe our proposed offer of $23.25 for all of the Company’s shares delivers compelling value TODAY.” Our proposal provides a significant premium across a number of valuation metrics. The Company would have to significantly outperform consensus estimates to support stand-alone values at/above $23.25.

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“We believe adopting the Resolution is in stockholders’ best interests.” The Resolution is consistent with Special Committee’s statement to explore options. Steve Mihaylo, and his 19.4% vote, will support higher offers from other parties, should they exist.

•	“We believe if the Company is not sold, INTL will give back a meaningful acquisition premium.” INTL stock is up nearly twice the S&P500 -- and other indices are actually down -- since Mr. Mihaylo’s initial 13D. Current PE multiples suggest nearly a 20% decline based on where INTL has historically traded.

Mr. Mihaylo urged stockholders to “carefully and critically review the materials filed by both sides and make an informed decision on this important Resolution.” The materials are available at no charge on the SEC's website at http://www.sec.gov and are available without charge upon request to MacKenzie Partners, Inc. at its toll free number (800) 322-2885.

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